EXHIBIT 99.3

(Formerly Timmins Gold Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2017 and 2016

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Alio Gold Inc. (Formerly Timmins Gold Corp.)

We have audited the accompanying consolidated financial statements of Alio Gold Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, and the consolidated statements of earnings and comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Alio Gold Inc. as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

Chartered Professional Accountants

February 20, 2018

Vancouver, Canada

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

For the years ended December 31, 2017 and 2016

(In thousands of United States dollars, except share numbers and per share amounts)

	Note	2017	2016

Metal revenues	22	$105,162	$123,873

Cost of sales (including depreciation and depletion)	7a)	74,459	89,016

Earnings from mine operations		30,703	34,857

Corporate and administrative expenses	7b)	8,637	7,607
Loss on sale of asset	5	-	856
Impairment of exploration and evaluation asset	5	-	12,737
Impairment reversal of mineral properties and other assets	6	-	(23,699)

Earnings from operations		22,066	37,356

Other income, net		370	159
Finance expense, net	7c)	1,025	(2,957)
(Loss) gain on derivative contracts	18	(1,848)	2,003
Foreign exchange loss		(925)	(591)

Earnings before income taxes		20,688	35,970

Income taxes
Current tax expense	15	4,323	3,362
Deferred tax expense	15	4,467	870
		8,790	4,232

Earnings and comprehensive income for the period		$11,898	$31,738

Weighted average shares outstanding:
Basic	16	39,409,369	32,098,930
Diluted	16	39,857,243	32,419,355

Earnings per share:
Basic	16	$0.30	$0.99
Diluted	16	$0.30	$0.98

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017 and 2016

(In thousands of United States dollars)

	Note	2017	2016

OPERATING ACTIVITIES
Earnings before income taxes		$20,688	$35,970
Items not affecting cash:
Depletion and depreciation	7a)	4,641	14,299
Finance expense, net	7c)	(1,025)	2,957
Loss (gain) on derivative contracts	18	1,854	(1,875)
Share-based payments	14b), 14c)	1,287	837
Other provision revaluation		141	95
Loss on sale of asset	5	-	856
Impairment of exploration and evaluation asset	5	-	12,737
Impairment reversal of mineral properties and other assets	6	-	(23,699)
Unrealized foreign exchange loss		542	706
		28,128	42,883
Changes in non-cash working capital items:
Trade and other receivables		(8,870)	2,803
Inventories		(10,889)	(1,255)
Advances and prepaid expenses		298	(700)
Trade payables and accrued liabilities		8,063	(9,649)
Income tax paid		(3,660)	-
Cash provided by operating activities		13,070	34,082

INVESTING ACTIVITIES
Expenditures on mineral properties, and plant and equipment		(22,229)	(13,140)
Expenditures on exploration and evaluation		(16,099)	(5,839)
Purchase of short-term investments		(20,000)	-
Caballo Blanco Property sale proceeds, net of transaction costs	5	2,500	9,153
Interest received on short-term investments		33	-
Newstrike transaction costs	10c)	-	(2,552)
Cash used in investing activities		(55,795)	(12,378)

FINANCING ACTIVITIES
Proceeds from equity financing, net of transaction costs	13, 14a)	37,180	13,803
Proceeds from warrants exercise	13	2,803	-
Proceeds from options exercise	14a)	130	-
Interest paid		(6)	(597)
Loan facility extension fees		-	(602)
Repayment of loan facility	7c)	-	(10,223)
Repayment of debenture	7c)	-	(1,540)
Cash provided by financing activities		40,107	841

Effects of exchange rate changes on the balance of cash held in foreign currencies		215	(167)

(Decrease) increase in cash and cash equivalents		(2,403)	22,378
Cash and cash equivalents, beginning of year		33,877	11,499
Cash and cash equivalents, end of year		$31,474	$33,877

Supplemental disclosure with respect to cash flows (note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars)

		December 31,	December 31,
	Note	2017	2016

ASSETS
Current
Cash and cash equivalents		$31,474	$33,877
Short-term investments		20,082	-
Trade and other receivables	8	11,692	8,899
Inventories	9	21,984	10,335
Advances and prepaid expenses		1,258	1,556
Derivative asset	18	21	1,875
Total current assets		86,511	56,542

Mineral properties, plant and equipment, exploration and evaluation	10	149,124	114,301
Total assets		$235,635	$170,843

LIABILITIES
Current
Trade payables and accrued liabilities	11	$24,796	$17,187
Equipment financing		-	378
Other provisions		-	1,219
Total current liabilities		24,796	18,784

Warrant liability	13	595	2,471
Deferred tax liabilities	15	7,972	3,354
Provision for site reclamation and closure	12	4,101	3,148
Other provisions	21	1,380	-
Other	14c)	206	-
Total liabilities		39,050	27,757

EQUITY
Issued capital		253,491	212,698
Share-based payment reserve		19,125	18,317
Deficit		(76,031)	(87,929)
Total equity		196,585	143,086
Total liabilities and equity		$235,635	$170,843

Commitments and contingencies (note 21)

Events after the reporting period (note 8 and 18)

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017 and 2016

(In thousands of United States dollars, except share numbers)

		Number of common shares (1)	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2017	Note	35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	11,898	11,898
Equity settled share-based payments	14b)	-	-	892	-	892
Shares issued for cash equity financing	14a)	8,062,000	36,438	-	-	36,438
Shares issued on exercise of warrants	14a)	1,000,000	4,141	-	-	4,141
Shares issued on exercise of share options	14a)	53,854	214	(84)	-	130
Balance at December 31, 2017		44,678,701	$253,491	$19,125	$(76,031)	$196,585

Balance at January 1, 2016		31,533,207	$198,649	$17,480	$(119,667)	$96,462
Earnings and comprehensive income for the period		-	-	-	31,738	31,738
Equity settled share-based payments	14b)	-	-	837	-	837
Shares issued for debenture interest	14a)	30,193	80	-	-	80
Shares issued in lieu of bonus payment on long-term debt extinguishment	14a)	55,000	134	-	-	134
Shares issued in lieu of termination benefits	14a)	304,447	848	-	-	848
Share issued for cash equity financing	14a)	3,640,000	12,987	-	-	12,987
Balance at December 31, 2016		35,562,847	$212,698	$18,317	$(87,929)	$143,086

(1)	Share consolidation (note 1).

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Alio Gold Inc. (formerly Timmins Gold Corp.) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico and Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

Share consolidation

On May 12, 2017, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of ten pre-consolidated common shares for one post-consolidated common share. The share consolidation was approved by the shareholders on May 12, 2017. The share consolidation affects all issued and outstanding common shares, options and warrants. All information relating to basic and diluted earnings per share (note 16), issued and outstanding common shares (note 14(a)), share options (note 14(b)) and warrants (note 13), and per share amounts in these consolidated financial statements have been adjusted retrospectively to reflect the share consolidation.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on February 20, 2018.

b)	Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)	Functional currency and presentation currency

The consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 10) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

iii.	Assessment of indicators of impairment and impairment reversal (note 6)

The Company assesses its mineral properties, plant and equipment assets, and exploration and evaluation properties each reporting period to determine whether any indication of impairment or impairment reversal exists. Where an indicator of impairment or impairment reversal exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

During the year ended December 31, 2017, a revitalization plan for the San Francisco Mine was finalized. On May 25, 2017, an updated NI 43-101 F1 Technical Report (the “Report”) was completed with an effective date of April 1, 2017.

The Company assessed the Report and updated mine plan for impairment reversal indicators. The Report includes assumptions and estimates that require operational validation including gold recovery and capital project completion. The Company concluded that until significant operational estimates are validated there are no indicators of impairment reversal. The Company will continue to monitor and assess these factors in future periods to determine if and when indicators of an impairment or reversal of impairment are present necessitating a reassessment of the carrying value of the San Francisco Mine.

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data.

The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 10), site reclamation and closure provisions (note 12), recognition of deferred tax amounts (note 15) and depreciation and depletion (note 10).

ii.	Depreciation and depletion (note 10)

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iii.	Deferred stripping costs (note 10)

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property and the life of mining phases. Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred and future depreciation and depletion charges.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

iv.	Inventories (note 9)

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in process and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

The allocation of costs to ore in process and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

v.	Recoverable value of mineral properties, plant and equipment, exploration and evaluation assets (note 6)

Where an indicator of impairment or impairment reversal exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties and plant and equipment assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves, resources, and exploration potential; and economics can result in an impairment or impairment reversal of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

vi.	Provision for site reclamation and closure (note 12)

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs taking into account inflation and discounted at a risk free rate. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

vii.	Current and deferred taxes (note 15)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

viii.	Share-based payments (note 14(b) and 14(c))

Equity-settled awards

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Cash-settled awards

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. Performance share units are measured using a Monte Carlo valuation model. The model utilizes assumptions such as the risk-free rate, price volatility and foreign exchange volatility. Changes in these input assumptions can significantly affect the fair value estimate.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

ix.	Contingencies (note 21)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

d)	Short-term investments

Short-term investments are investments in Guaranteed Investment Certificates (“GICs”), which are current in nature, with an original maturity greater than three months.

e)	Revenue recognition

Metal revenues are earned from the sale of refined metal (primarily gold and silver by-product) and are recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are recorded within metal revenues.

f)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of ore in process, finished metal inventory (doré), and operational supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

These inventories are valued at the lower of cost and net realizable value (“NRV”) after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

i.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of recoverable gold in ore in process inventory.

ii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

iii.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they meet the definition of property, plant and equipment.

g)	Mineral properties, plant and equipment, exploration and evaluation
i.	Mineral property development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depletion and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the manner intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves forecast to be extracted over the life of the mine and the costs of abandoned properties are written off in the period in which that decision is made by management.

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

The Company includes stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeded the average life of phase strip ratio for that component resulted in deferral of the excess stripping costs as an asset recorded within mineral properties (note 10).

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and,
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of impairments and recoveries.

iv.	Depletion and depreciation

Mineral property costs, including deferred stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods and rates for the year ended December 31, 2017:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

From October 1, 2015, to September 30, 2016, as a result of the impairment (note 6(b)), the expected life of plant and equipment at the San Francisco Mine was revised to align to the updated mine plan. The associated depreciation rates were updated as follows, with no changes in the depreciation method:

Computer equipment	33% straight line method
Leasehold improvements	33% straight line method
Office furniture and equipment	33% straight line method
Vehicles	33% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Effective October 1, 2016, as a result of the impairment reversal (note 6), the expected life of plant and equipment at the San Francisco Mine was revised to align with depreciation rates above which remained in place for the year ended December 31, 2017.

Depreciation commences on the date the asset is available for use.

h)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,

•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at present value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

i)	Share-based payments
i.	Equity-settled awards

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to earnings or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

ii.	Cash-settled awards

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is charged to earnings or loss. The cash-settled awards are recorded within liabilities until settled. The Company offers cash-settled awards (Deferred Share Units (“DSU”), Restricted Share Units (“RSU”), and Performance Share Units (“PSU”)) to certain employees and Directors of the Company.

Deferred share units

Under the DSU plan, each DSU has the same value as one common share listed on the TSX. DSUs will be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Restricted share units

Under the RSU plan, selected employees are granted RSUs where each RSU has a value equal to one common share listed on the TSX. RSUs fully vest at the end of three years and settle in cash at that time.

A liability for the RSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

Performance share units

Under the PSU plan, selected employees are granted PSUs. PSUs fully vest at the end of a performance period and settle in cash at that time. Vesting, and therefore the liability, is based on the achievement of performance goals and target settlement.

The value of each PSU reflects the value of a common share listed on the TSX and the expected target settlement percentage which is dependent on the underlying share’s relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PSUs is determined with reference to the closing stock price at each revaluation date multiplied by the target settlement percentage which is estimated using a Monte Carlo valuation model.

A liability for the PSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

j)	Warrant liabilities

Share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments: Recognition and Measurement. As the exercise price of the share purchase warrant is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in earnings or loss as finance expense.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

k)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

l)	Financial assets

Financial assets, other than derivatives which are part of effective hedging arrangements, are classified as held to maturity, available-for-sale, loans and receivables or fair value through earnings or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the impairment loss is charged to earnings or loss. The Company has not classified any assets as available-for-sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash and cash equivalents, short-term investments, and trade and other receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in earnings or loss. Transaction costs are expensed for assets classified as FVTPL.

m)	Financial liabilities

Financial liabilities, which are trade payables and accrued liabilities, vendor loan, equipment financing, and loan facility are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in earnings or loss.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

n)	Impairment
i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured.

Objective evidence of impairment could include the following:

•	significant financial difficulty of the issuer or counterparty;
•	default or delinquency in interest or principal payments; or,
•	it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in earnings or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through earnings or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect to available-for-sale equity instruments, impairment losses previously recognized in earnings or loss are not reversed through earnings or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

o)	Taxes
i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ii.	Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

iii.	Mining taxes and royalties

Mining taxes and certain royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to a form of net income after adjustment for items comprising temporary differences.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

p)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the earnings and comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

q)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2017. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

a)

In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments ("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward‐looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company plans to adopt IFRS 9 at the date it becomes effective. Except for hedge accounting, retrospective application is required, but the provision of comparative information is not required. For hedge accounting, the requirements are generally applied prospectively.

The following summarizes the expected impact on IFRS 9 upon adoption:

•	The classification of financial assets and liabilities is expected to remain consistent. The Company does not and does not expect to hold equity securities.
•	The introduction of the new “expected credit loss” impairment model is not expected to materially impact the Company, as the Company only sells to established commodity trading firms.
•	The reformed approach to hedge accounting is not expected to impact the Company, as the Company does not apply or expects to apply hedge accounting.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

b)

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Either a modified retrospective application or full retrospective application is required for IFRS 15. The Company has elected to apply the full retrospective approach upon transition on January 1, 2018.

The core principle of IFRS 15 is that revenue related to the transfer of promised goods or services should be recognized when the control of the goods or services passes to customers. The Company has evaluated the impact of applying IFRS 15, analyzing its doré sale agreements. The Company concluded there is no material change in the timing of revenue recognized under the new standard as the point of transfer of risk and reward for goods and services and transfer of control occur at the same time.

In addition, IFRS 15 requires entities to apportion revenue earned from contracts to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the current standards, many of which are completely new. Upon the adoption of IFRS 15, the Company will provide enhanced disclosures in relation to judgments as to when determining timing and measurement of revenue, however, based on the Company’s current operations, the balance of the new disclosures are not expected to materially impact the financial statements.

c)

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied.

The Company does not have any material lease contracts. The adoption of IFRS 16 is not expected to have any material impact upon the date it become effective.

5.	CABALLO BLANCO PROPERTY SALE

On July 20, 2016 (“closing date”), the Company sold the Caballo Blanco Property to Candelaria Mining Corp. Total consideration paid was $12,500 in cash and the assumption of the $5,000 (present value - $4,656) contingent liability payable to Goldgroup Mining Inc. This equates to a fair value of $17,156 on the closing date. The Company recorded a loss on disposal of $856. Prior to disposal, the property was classified as an asset held for sale and an impairment charge of $12,737 was recorded to reduce the carrying amount to its fair value.

6.	IMPAIRMENT OR IMPAIRMENT REVERSAL OF MINERAL PROPERTIES AND OTHER ASSETS

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, to suggest that the carrying value of an asset or cash generating unit (“CGU”) may be impaired or require impairment reversal, thereby requiring adjustment to the carrying value. The Company did not identify any indicators of impairment or reversal of impairment during the year ended December 31, 2017.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Year ended December 31, 2016

During the year ended December 31, 2016, in response to the sustained increase in the spot and forecast gold prices, combined with improved operations during the period, the Company announced significant changes to the San Francisco Mine plan, which foresaw continued operations to 2023 versus the previous plan which foresaw a curtailment of mining operations in late 2016. The significant extension of the expected life of the San Francisco Mine was considered to be an indicator of impairment reversal. A detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment reversal in the amount of $23,699 increasing the mineral properties, plant and equipment value to its recoverable value.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The projected cash flows used in recoverable value assessment are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, production costs estimates, future capital expenditures and discount rates. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key economic assumptions included in the model were a forecast gold price of $1,250 per ounce and discount rate of 6%.

7.	EXPENSES
a)	Cost of sales

Years ended December 31,
	2017	2016
Costs of contract mining	$41,397	$39,337
Crushing and gold recovery costs	32,081	31,333
Mine site administration costs	5,534	3,809
Transport and refining	253	330
Royalties	527	623
Demobilization costs	-	1,398
Change in inventories	(9,974)	(2,113)
Production costs	69,818	74,717
Depreciation and depletion	4,641	14,299
Cost of sales (including depreciation and depletion)	$74,459	$89,016

b)	Corporate and administrative expenses

Years ended December 31,
	Note	2017	2016
Salaries (1)		$3,632	$3,315
Consulting and professional fees		1,956	2,015
Share-based payments	14b), 14c)	1,287	837
Rent and office costs		359	317
Administrative and other		1,403	1,123
Corporate and administrative expenses		$8,637	$7,607

(1)	During the year ended December 31, 2017, salaries include termination benefits of $708 (year ended December 31, 2016 - $44).

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

c)	Finance expense, net

Years ended December 31,
	Note	2017	2016
(Gain) loss on revaluation of warrant liabilities	13	$(1,338)	$1,308
Accretion of provision for site reclamation and closure and other provisions		250	67
Offering expense	13	57	65
Interest on loan facility and equipment financing (1)		6	597
Accretion of loan facility (1)		-	736
Accretion on extinguished liability		-	141
Interest on debenture (2)		-	43
Finance expense, net		$(1,025)	$2,957

(1)	On June 14, 2016, the Company repaid a $10,223 loan facility, including bonuses and accrued interest. The lenders optioned to receive cash bonuses of $274 and 55,000 common shares valued at $134.
(2)	On June 29, 2016, the Company settled a debenture with a cash payment of C$2,000 ($1,540) and remaining common share interest payments were settled.
8.	TRADE AND OTHER RECEIVABLES

Years ended December 31,
	Note	2017	2016
Trade receivable		$1,019	$1,322
VAT receivable (1)		10,614	4,921
Receivable on Caballo Blanco Property sale	5	-	2,500
Other receivables (2)		59	156
		$11,692	$8,899

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the year ended December 31, 2017, income tax instalments applied against VAT receivable were $7,582 (year ended December 31, 2016 - $nil). During the year ended December 31, 2017, the Company collected $8,246 (year ended December 31, 2016 - $16,027) of the VAT receivable. Subsequent to December 31, 2017, $1,887 of VAT was received by the Company.

(2)	Other receivables include an allowance of doubtful amounts of $nil (December 31, 2016 - $92).
9.	INVENTORIES

Years ended December 31,
	2017	2016
Ore in process	$16,764	$6,347
Finished metal inventory	383	-
Supplies	4,837	3,988
	$21,984	$10,335

The costs of inventories recognized as an expense for the year ended December 31, 2017, was $68,145 (year ended December 31, 2016 - $82,856) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2017		$176,503	$112,385	$84,190	$373,078
Expenditures		13,444	9,190	16,995	39,629
Change in reclamation obligation	12	723	-	-	723
At December 31, 2017		190,670	121,575	101,185	413,430
Accumulated depreciation, depletion and impairment
At January 1, 2017		157,856	92,243	8,678	258,777
Depreciation and depletion		4,179	1,350	-	5,529
At December 31, 2017		162,035	93,593	8,678	264,306
Carrying amount at December 31, 2017		$28,635	$27,982	$92,507	$149,124

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2016		$176,089	$104,361	$108,253	$388,703
Expenditures		1,303	8,024	5,839	15,166
Caballo Blanco Property sale	5	-	-	(29,902)	(29,902)
Change in reclamation obligation	12	(889)	-	-	(889)
At December 31, 2016		176,503	112,385	84,190	373,078
Accumulated depreciation, depletion and impairment
At January 1, 2016		166,166	93,157	8,678	268,001
Depreciation and depletion		10,201	4,274	-	14,475
Impairment of exploration and evaluation	5	-	-	12,737	12,737
Caballo Blanco Property sale	5	-	-	(12,737)	(12,737)
Impairment reversal of mineral properties, plant and equipment	6	(18,511)	(5,188)	-	(23,699)
At December 31, 2016		157,856	92,243	8,678	258,777
Carrying amount at December 31, 2016		$18,647	$20,142	$75,512	$114,301

(1)	At December 31, 2017, mineral properties included deferred stripping costs with a carrying value of $9,582 (December 31, 2016 - $nil).
(2)	Plant and equipment includes construction-in-progress assets of $14,727 (December 31, 2016 - $13,590).

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

a)	Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2017
San Francisco Mine	$28,635	$13,791	$1,043	$43,469
Ana Paula Project	-	14,041	91,464	105,505
Other	-	150	-	150
	$28,635	$27,982	$92,507	$149,124

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2016
San Francisco Mine	$18,647	$7,730	$496	$26,873
Ana Paula Project	-	12,412	75,016	87,428
	$18,647	$20,142	$75,512	$114,301

b)	Mineral properties

The San Francisco Mine is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began at San Francisco in April 2010.

c)	Exploration and evaluation

The Company holds and is exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	Ana Paula Project

On May 26, 2015, the Company acquired Newstrike Capital Inc. (“Newstrike”) and its primary asset the Ana Paula Project in Guerrero, Mexico.

ii.	San Francisco Mine properties

The Company has title to the Patricia, Norma, Los Carlos, Pima, and Dulce claims located in the state of Sonora, Mexico.

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

Years ended December 31,
	2017	2016
Trade payables	$17,699	$10,609
Income taxes payable	1,251	2,800
Accrued liabilities	4,121	2,053
Vendor loan	1,725	1,725
	$24,796	$17,187

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

12.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at December 31, 2015	$3,981
Accretion of discounted cash flows	56
Change in estimated cash flows and assumptions	(889)
Balance at December 31, 2016	$3,148
Accretion of discounted cash flows	230
Change in estimated cash flows and assumptions	723
Balance at December 31, 2017	$4,101

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2017, the Company completed its annual reassessment of the provision for site reclamation and closure based on an independent technical report. As a result of this reassessment, the provision was increased by $723 (December 31, 2016 - decrease in provision of $889).

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Mine is $5,337 (December 31, 2016 - $4,195). The cash flows have been inflated by the rate of 3.5% (December 31, 2016 - 3.0%) and discounted using the pre-tax risk-free rate of 7.5% (December 31, 2016 - 7.3%). The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

13.	WARRANT LIABILITY

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance expense (note 7(c)).

						Warrants Outstanding at December 31,
Issuance	Expiry Date	TSX Ticker	Exercise Price	Warrants Issued	Common Shares Upon Exercise	2017	2016
Bought deal July 20, 2017 (1)	July 20, 2018	ALO.WT.A	C$8.00 $6.36	4,031,000	4,031,000	4,031,000	-
Bought deal November 30, 2016 (2)	May 30, 2018	ALO.WT	C$0.70 $0.52	18,200,000	1,820,000	18,200,000	18,200,000
Private placement October 19, 2015 (3)	October 19, 2017	-	C$3.50 $2.70	1,000,000	1,000,000	-	1,000,000
				23,231,000	6,851,000	22,231,000	19,200,000

(1)

On July 20, 2017, the Company closed a bought deal financing and issued 4,031,000 warrants. The warrant liability was initially valued at $801, determined by the TSX opening price of C$0.25 ($0.20). For the year ended December 31, 2017, offering expense related to the warrants was $57 (note 7(c)).

(2)	For the year ended December 31, 2016, offering expense related to the warrants was $65 (note 7(c)).
(3)

On October 18, 2017, the private placement warrants were exercised for cash proceeds of C$3,500 ($2,803) and the Company issued 1,000,000 common shares. The private placement warrant liability was reclassed to common shares at a value of C$1,670 ($1,338).

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

The share purchase warrants were revalued to the following:

Years ended December 31,
	2017	2016
Bought deal July 20, 2017 (1)	$305	$-
Bought deal November 30, 2016 (2)	290	1,220
Private placement October 19, 2015	-	1,251
	$595	$2,471

(1)	Valuation based on the TSX closing price of C$0.10 ($0.08).
(2)	Valuation based on the TSX closing price of C$0.02 ($0.02) (December 31, 2016 - C$0.09 ($0.07)).

During the year ended December 31, 2017, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liabilities (note 7(c)):

Years ended December 31,
	2017	2016
Bought deal July 20, 2017	$(495)	$-
Bought deal November 30, 2016	(930)	339
Private placement October 19, 2015 (1)	87	969
	$(1,338)	$1,308

(1)	Valuation based on the following weighted average assumptions for the Black-Scholes option pricing on the exercise date and December 31, 2016:

	October 18,	December 31,
	2017	2016
Risk-free interest rate	1.6%	0.7%
Expected life of options	-	0.8 years
Annualized volatility	62.0%	97.2%
Dividend rate	0.0%	0.0%

14.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the year ended December 31, 2017:

•	The Company closed a bought deal financing and issued 8,062,000 common shares for gross proceeds of C$49,380 ($39,237), with transaction costs allocated to the equity component of C$3,523 ($2,799).
•	The Company issued 1,000,000 common shares valued at C$5,170 ($4,141) upon exercise of private placement warrants (note 13).
•	The Company issued 53,854 common shares valued at $214 upon exercise of share options.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

The Company had the following common share transactions during the year ended December 31, 2016:

•	The Company issued 30,193 common shares valued at $80 to settle debenture common share interest.
•	The Company issued 55,000 common shares valued at $134 to settle bonus payment on extinguishment of loan facility to Goldcorp Inc.
•	The Company issued 304,447 common shares valued at $848 in connection to termination benefits.
•	The Company closed a bought deal financing and issued 3,640,000 common shares for gross proceeds of C$18,837 ($14,030), with transaction costs allocated to the equity component of C$1,401 ($1,043).

At December 31, 2017, there were 44,678,701 issued and outstanding common shares (December 31, 2016 - 35,562,847). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

Share option transactions and the number of share options outstanding during the years ended December 31, 2017 and 2016, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2016	2,146,550	14.73
Granted	255,000	3.30
Expired	(523,600)	21.37
Forfeited	(92,500)	8.71
Outstanding at December 31, 2016	1,785,450	11.47
Granted	796,900	5.26
Exercised	(60,000)	3.30
Expired	(197,500)	25.72
Forfeited	(190,000)	10.30
Outstanding at December 31, 2017	2,134,850	8.29
Exercisable at December 31, 2017	1,274,825	10.34

Share options outstanding and exercisable at December 31, 2017, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
2.50 - 10.00	1,695,750	5.49	3.51	835,725	5.73	2.82
10.01 - 20.00	336,500	15.43	1.64	336,500	15.43	1.64
20.01 - 31.40	102,600	31.20	3.61	102,600	31.20	3.61
	2,134,850	8.29	3.22	1,274,825	10.34	2.57

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

The fair value of share options recognized as an expense during the year ended December 31, 2017, was $892 (year ended December 31, 2016 - $837) (note 7(b)).

The weighted average grant date fair value of options granted during the year ended December 31, 2017, was C$3.07 ($2.36) (year ended December 31, 2016 - C$1.85 ($1.39). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2017 and 2016:

	Years ended December 31,
	2017	2016
Risk-free interest rate	1.2%	1.0%
Expected life of options	4.5 years	5.0 years
Annualized volatility	75.4%	73.0%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

c)	Share-based compensation

On September 13, 2017, the Board of Directors approved grants of deferred share units, restricted share units, and performance share units under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2016	-	$-	-	$-	-	$-
At December 31, 2016	-	$-	-	$-	-	$-
Granted	113	492	175	762	175	1,318
Change in value	-	(77)	-	(119)	-	(228)
At December 31, 2017	113	$415	175	$643	175	$1,090

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before the 2018 Annual General Meeting. Cash settlement takes place following a Director’s resignation.

For the year ended December 31, 2017, the carrying amount of DSUs outstanding and included in accrued liabilities was $189 and share-based payments expense related to the DSUs was $189 (year ended December 31, 2016 - $nil) (note 7(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date, September 13, 2020.

For the year ended December 31, 2017, the carrying amount of the RSUs outstanding and included in other liabilities was $64 and share-based payments expense related to the RSUs was $64 (year ended December 31, 2016 - $nil) (note 7(b)).

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31, 2019 (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

For the year ended December 31, 2017, the carrying amount of the PSUs outstanding and included in other liabilities was $142 and share-based payments expense related to the PSUs was $142 (year ended December 31, 2016 - $nil) (note 7(b)).

15.	INCOME TAXES
a)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes.

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2017 and 2016:

Years ended December 31,
	2017	2016
Earnings before income taxes	$20,688	$35,970
Combined Canadian federal and provincial income tax rates	26.0%	26.0%
Expected income tax expense	5,379	9,352
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	748	1,605
Non-deductible expenses and Mexico inflation adjustments	(199)	1,480
Foreign exchange	(1,925)	(1,114)
Utilization of previously unrecognized tax losses	-	(8,278)
Mexican special mining duty	1,105	971
Withholding taxes	424	470
Change in unrecognized deferred income tax assets	2,243	(1,266)
Other	1,015	1,012
Income tax expense	$8,790	$4,232

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

b)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Deferred tax assets:
Provision for site reclamation and closure	$1,427	$1,950
Non-capital losses	-	1,723
	1,427	3,673

Deferred tax liabilities:
Mineral properties, plant and equipment, exploration and evaluation	(5,186)	(1,949)
Mexican special mining duty	(1,613)	(740)
Other	(2,600)	(4,338)
	(9,399)	(7,027)
Deferred tax liabilities, net	$(7,972)	$(3,354)

The Company's unrecognized tax losses, deductible temporary differences, and tax credits at December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Non-capital losses	$90,200	$82,645
Mineral properties, plant and equipment, exploration and evaluation	114	301
Share issuance costs	3,657	1,799
	$93,971	$84,745

c)	Non-capital losses

At December 31, 2017, the Company has losses for income tax purposes in Canada and Mexico of $42,635 (December 31, 2016 - $38,144) and $55,977 (December 31, 2016 - $50,860), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire beginning 2027 through to 2036, while the Mexican losses, if not utilized, will expire beginning 2018 through to 2027.

16.	EARNINGS PER SHARE

	Year ended December 31, 2017			Year ended December 31, 2016
	Earnings for the period	Weighted average shares outstanding	Earnings per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$11,898	39,409,369	$0.30	$31,738	32,098,930	$0.99
Effect of dilutive securities:
Share options	-	172,570	-	-	67,178	-
Warrants	-	275,304	-	-	253,247	-
Diluted EPS	$11,898	39,857,243	$0.30	$31,738	32,419,355	$0.98

At December 31, 2017, 2,134,850 (December 31, 2016 - 1,785,450) share options were outstanding, of which 1,723,584 were anti-dilutive (December 31, 2016 - 1,577,950).

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

At December 31, 2017, share purchase warrants that entitle the holders to purchase 5,851,000 (December 31, 2016 - 2,820,000) common shares were outstanding (note 13), of which 5,851,000 (December 31, 2016 - 1,820,000) were anti-dilutive.

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

As at December 31, 2017, the Company held $31,474 of cash (December 31, 2016 - $20,045) and $nil of cash equivalents (December 31, 2016 - $13,832).

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2017	2016
Shares issued in lieu of termination benefits	14	$-	$848
Shares issued on loan extinguishment	14	$-	$134
Shares issued as payment of debenture interest	14	$-	$80

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2017 and 2016, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the share purchase warrants (note 13) and derivative asset.

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, and vendor loan approximate their fair value due to their short-term nature.

At December 31, 2017 and 2016, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the derivative asset (note 18(b)) and 2015 private placement warrants (note 13), which are Level 2 fair value measurements.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

b)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly limited to cash and cash equivalent balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2017 and 2016, the Company expects to recover the full amount of such assets, less any allowance for doubtful accounts in trade and other receivables (note 8).

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash and cash equivalents and short-term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver.

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

As at December 31, 2017, the Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 25,000 gold ounces were placed under these contracts with expiry dates through to May 29, 2018, with a weighted average floor price of $1,250 per gold ounce and a weighted average maximum sales price of $1,405 per gold ounce. At February 20, 2018, 20,000 of these option contracts were unsettled and 5,000 had expired. The fair value of the derivative asset of $21 (December 31, 2016 - $1,875) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

During the year ended December 31, 2017, nil call options and 5,000 put options were settled resulting in a derivative gain of $6 (December 31, 2016 - $128).

Subsequent to December 31, 2017, a total of 35,000 gold ounces were placed under the above contracts with expiry dates through to December 27, 2018, with a weighted average floor price of $1,250 per gold ounce and a weighted average sales price of $1,456 per gold ounce. At February 20, 2018, all 35,000 options contracts were unsettled.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31, 2017	December 31, 2016
Canadian dollar net monetary assets	$4,173	$12,427
Mexican peso net monetary assets	5,403	2,306
	$9,576	$14,733

The effect on earnings before income tax at December 31, 2017, of a 10.0% change in the foreign currencies against the US dollar on the above mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $958 (December 31, 2016 - $1,473) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2017.

iv.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk.

A summary of future operating commitments is presented in note 21.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

v.	Interest rate risk

The Company’s interest revenue earned on cash and short-term investments are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is low as the Company has a fixed interest rate on the short-term investments.

The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

At December 31, 2017 and 2016, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the share purchase warrants (note 13), derivative asset, and cash-settled share based payments (note 14(c)).

The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, trade payables and accrued liabilities, equipment financing, vendor loan, loan facility, and the debenture approximate their fair value due to their short-term nature.

19.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2017 and 2016, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, share-based payments, and termination benefits are included in corporate and administrative expenses.

Key management compensation includes:

Years ended December 31,
	2017	2016
Salaries and benefits	$1,065	$881
Bonuses	387	1,008
Share-based payments	476	672
Termination benefits	385	-
	$2,313	$2,561

20.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. At December 31, 2017, the capital of the Company consists of consolidated equity and equipment financing, net of cash and cash equivalents and short-term investments.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

	December 31, 2017	December 31, 2016
Equity	$196,585	$143,086
Equipment financing	-	378
	196,585	143,464
Less: Cash and cash equivalents	(31,474)	(33,877)
Less: Short-term investments	(20,082)	-
	$145,029	$109,587

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2017 and 2016, the Company was not subject to any externally imposed capital requirements.

21.	COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2017, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$24,796	$24,796	$-	$-
	24,796	24,796	-	-
Commitments
Future operating commitments (1) (2)	265,629	63,778	201,851	-
Provision for site reclamation and closure (3)	5,337	-	-	5,337
Other provisions (4)	1,584	-	-	1,584
	272,550	63,778	201,851	6,921
Total financial liabilities and commitments	$297,346	$88,574	$201,851	$6,921

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). A four-year contract with Peal was signed effective December 21, 2017. The contract covers substantially all mining services at a fixed cost per tonne of material mined. The Peal commitment is based on the expected tonnage from 2018 to 2021. Operating commitments also include a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.
(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.3%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2017, this obligation was determined to be $1,380.

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

22.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. During the year ended December 31, 2017, as a result of the changes in the Company’s management team and increased activity at the Ana Paula Project, the Company reassessed its operating segments. The Company has determined that it has two reportable operating segments, the San Francisco Mine and the Ana Paula Project. Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments and the Caballo Blanco Property which was disposed of during the year ended December 31, 2016 (note 5). Prior period results have been represented to reflect the current presentation.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

	Year ended December 31, 2017
Segment results	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues	$105,162	$-	$-	$105,162
Production costs	(69,818)	-	-	(69,818)
Depreciation and depletion	(4,641)	-	-	(4,641)
Corporate and administrative expenses	(2,047)	-	(6,590)	(8,637)
Earnings (loss) from operations	$28,656	$-	$(6,590)	$22,066
Capital expenditures	$20,909	$17,256	$163	$38,328

	Year ended December 31, 2016
Segment results	San Francisco Mine	Ana Paula Project	Other	Total
Metal revenues	$123,873	$-	$-	$123,873
Production costs	(74,717)	-	-	(74,717)
Depreciation and depletion	(14,299)	-	-	(14,299)
Corporate and administrative expenses	(2,085)	-	(5,522)	(7,607)
Impairment reversal of mineral properties and other assets	23,699	-	-	23,699
Other	-	-	(13,593)	(13,593)
Earnings (loss) from operations	$56,471	$-	$(19,115)	$37,356
Capital expenditures	$5,647	$13,154	$178	$18,979

ALIO GOLD INC.

(Formerly Timmins Gold Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2017 and 2016

(In thousands of United States dollars, except where noted)

Segment assets and liabilities	San Francisco Mine	Ana Paula Project	Other	Total
As at December 31, 2017
Total assets	$89,612	$107,196	$38,827	$235,635
Total liabilities	$33,577	$3,028	$2,445	$39,050
As at December 31, 2016
Total assets	$64,008	$88,427	$18,408	$170,843
Total liabilities	$22,249	$1,791	$3,717	$27,757

During the years ended December 31, 2017 and 2016, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Years ended December 31,
	2017	2016
Customer A	94%	95%
Customer B	5%	4%
Customer C	1%	1%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the years ended December 31, 2017 and 2016, are as follows:

	Years ended December 31,
	2017	2016
Gold	$104,510	$122,916
Silver by-product	652	957
	$105,162	$123,873